82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com





05005626

January 31, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

RECEIVED 2005 FEB -8 A 10:27

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
Second Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Second Quarter Report and financial statements for the six months ended November 30, 2004.

Please be advised, that in accordance with National Instrument 54-102, the Second Quarter Report was mailed to shareholders on January 31, 2005.

Yours truly,

AFRICAN METALS CORPORATION



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure


PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Second Quarter Report to Shareholders - For the Six Months Ended November 30, 2004
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

Although the second quarter (September 1 – November 30, 2004) was relatively inactive, African Metals Corporation subsequently received the important Convention d'Etablissement permit on the 1,063 sq km Kenieba Nord diamond concession located in western Mali, West Africa.

African Metals raised $200,000 through the exercise of warrants during the second quarter, and subsequently raised $139,500 through the exercise of stock options and warrants.

Kenieba Nord Concession

On January 6, 2005 African Metals was granted the Convention d'Etablissement permit, which defines the terms of exploration between the Company and the Government of Mali. The Company is currently awaiting the granting of the Arrete de la Miniere research permit, which could come at any time, to begin work.

The Kenieba Nord diamond concession covers 12 known kimberlite pipes. Diamonds have been discovered in 5 of these kimberlites. The kimberlites range in size from 0.2 to 44 hectares. In addition, 7 diamonds, ranging in size from 34 to 232 carats, have been found in alluvium or stream deposited sediments within the concession.

The kimberlites have had varying amounts of work done on them. Five contain favorable diamond indicator minerals. African Metals plans to test 3 of these kimberlites early in 2005 by drilling.

The second phase of the winter work program will be to search for, as yet, undiscovered kimberlite pipes through completing ground magnetic and diamond indicator mineral sample surveys over prospective ground. The location of these survey areas will be chosen through a study of the locations of airborne magnetic anomalies, anomalous diamond indicator minerals from previous regional sampling programs and the location of previous diamond discoveries.

Additional Concessions

The Company is awaiting additional permits on the Kenieba Sud diamond concession, a third diamond concession, and the Comifa concession.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

This section compares the performance of the Company during the first half and the second quarter, both ended November 30, 2004, during fiscal year 2005, with comparable periods ending November 30, 2003. Total assets increased by $102,222 in the first half of the year and by $158,949 during the second quarter, due largely to an increase in cash position. The working capital surplus increased by $102,110 to $232,728 in the first half of the year and by $143,102 during the second quarter. The loss for the first half of the year ended November 30, 2004 was $73,807 as compared to $56,164 in the same period the previous year. That for the second quarter ended November 30, 2004 was $36,480 compared to $35,631 the previous year.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Second Quarter Report to Shareholders - For the Six Months Ended November 30, 2004
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Results of Operations

The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. Administration costs in the first half, 2005 increased by $21,507 to $77,683 in comparison to the second half, 2004 as a result of opening up an office in Mali and the addition of a much more active travel and promotion program. Those during the second quarter 2005 at $36,523 were very similar to those in the comparable period, 2004 at $35,641.

Summary of Quarterly Results

Selected financial information for each of the last eight quarters, starting with the Second Quarter, 2005, is as follows:

Quarter	Revenue	Net (loss	Net (loss) per share
2005 2nd Q	$ -	$ 36,523	$ 0.003
2005 1st Q	$ -	$ 35,641	$ 0.003
2004 4th Q	$ -	$ 134,847	$ 0.010
2004 3rd Q	$ -	$ 51,997	$ 0.004
2004 2nd Q	$ -	$ 35,631	$ 0.003
2004 1st Q	$ -	$ 20,533	$ 0.001
2003 4th Q	$ -	$ 82,027	$ 0.007
2003 3rd Q	$ -	$ 24,656	$ 0.006

Liquidity

During the second quarter, the Company issued 500,000 shares for proceeds of $200,000 through the exercise of 500,000 share purchase warrants at $0.40 per share. Subsequent to the second quarter, the Company issued a second block of 500,000 shares for proceeds of $125,000 through the exercise of warrants at $0.25 per share. Also subsequent to the second quarter, the Company issued 62,500 shares at $0.20 for proceeds of $12,500 and issued 10,000 shares at $0.25 for proceeds of $2,500 through the exercise of stock options.

Corporate Information

Subsequent to the second quarter, African Metals Corporation continued into British Columbia from the Jurisdiction of the Yukon Territories, under the Business Corporations Act, effective January 4, 2005, and the Articles of the Company were updated accordingly.

Investor Relations

Investor Relations services are conducted by Jamie Mathers, who joined the Company in February 2003, and this involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress.

Subsequent to the second quarter, the Company participated in the Vancouver Investor Conference in January, 2005. The current program in investor relations will continue in 2005. Information on the Company can be viewed online at www.africanmetals.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
CEO, CFO & Director

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Financial Statements

November 30, 2004 and 2003

(Fiscal Year 2005 and 2004)

AFRICAN METALS CORPORATION
Balance Sheets

November 30, 2004 and May 31, 2004

	November 30, 2004 (unaudited)	May 31, 2004 (audited) (Note 8)
Assets		
Current assets:		
Cash	$ 175,105	$ 86,606
Marketable securities	46,339	46,339
Accounts receivable	578	12,573
Goods and services tax recoverable	2,035	3,471
Due from related party	20,197	-
Prepaid expenses	16,535	29,835
	260,789	178,824
Property, Plant and Equipment (Note 2)	11,226	13,126
Mineral Properties, including deferred costs (Note 3)	220,394	198,237
	$ 492,409	$ 390,187
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 28,052	$ 37,076
Due to related parties	-	11,121
	28,052	48,197
Shareholders' equity:		
Share capital (Note 4)	9,131,520	8,931,520
Contributed surplus	944,713	948,539
Share subscription advances	2,500	2,500
Deficit	(9,614,376)	(9,540,569)
	464,357	341,990
	$ 492,409	$ 390,187

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Operations

For the periods ended November 30, 2004 and November 30, 2003

	Three months ended		Six months ended	
	November 30, 2004	November 30, 2003 (Note 9)	November 30, 2004	November 30, 2003 (Note 9)
ADMINISTRATION COSTS:				
Amortization	$ 68	$ 58	$ 136	$ 115
Banking charges	241	45	361	220
Consulting	3,266	1,493	5,518	3,768
Investor Relations	2,989	3,600	7,200	7,200
Management fees	5,250	5,250	10,500	9,750
Office and miscellaneous	5,976	3,627	14,717	5,179
Professional fees	7,229	6,796	8,965	7,869
Rent	3,838	3,768	7,676	7,537
Shareholder relations	629	2,363	2,827	3,638
Stock exchange filing fees	3,430	4,593	4,180	5,268
Telephone	933	280	1,834	927
Transfer agent	204	930	1,177	1,867
Travel and promotion	2,470	2,838	12,592	2,838
	36,523	35,641	77,683	56,176
OTHER ITEMS:				
Interest income	(43)	(10)	(50)	(12)
Stock-based compensation	-	-	(3,826)	-
	(43)	(10)	(3,876)	(12)
NET LOSS FOR THE PERIOD	36,480	35,631	73,807	56,164
DEFICIT, BEGINNING OF PERIOD	9,577,896	9,318,094	9,540,569	9,297,561
DEFICIT, END OF PERIOD	$ 9,614,376	$9,353,725	$9,614,376	$9,353,725
Loss per share	$ (0.003)	$ (0.003)	$ (0.005)	$ (0.005)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Cash Flows

For the periods ended November 30, 2004 and 2003

	Three months ended		Six months ended	
	November 30, 2004	November 30, 2003	November 30, 2004	November 30, 2003
OPERATING ACTIVITIES:				
Net loss for the period	$ (36,480)	$ (35,631)	$ (73,807)	$ (56,164)
Adjustment:				
Amortization	68	58	136	115
Stock-based compensation	-	-	(3,826)	-
	(36,412)	(35,573)	(77,497)	(56,049)
Changes in non-cash operating working capital:				
Accounts receivable	-	-	11,995	-
Goods and services tax recoverable	2,733	2,588	1,436	(999)
Due from related parties	(20,197)	-	(20,197)	-
Prepaid expenses	(1,339)	(17,946)	13,300	(36,391)
Accounts payable and accrued liabilities	(4,571)	38,126	(9,024)	11,584
Due to related parties	(10,025)	1,501	(11,121)	1,085
	(69,811)	(11,304)	(91,108)	(80,770)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	200,000	7,830	200,000	39,780
Share subscription advance	-	-	-	(3,400)
	200,000	7,830	200,000	36,380
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	-	-	(2,529)	-
Deferred exploration and development costs, net of amortization	(7,728)	(3,655)	(17,864)	(6,462)
	(7,728)	(3,655)	20,393	(6,462)
INCREASE (DECREASE) IN CASH	122,461	(7,129)	88,499	(50,852)
CASH, BEGINNING OF PERIOD	52,644	7,129	86,606	50,852
CASH, END OF PERIOD	$ 175,105	$ -	$ 175,105	$ -

Supplementary cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Schedules of Deferred Exploration and Development Costs

For the six months ended November 30, 2004 and 2003

	November 30, 2004	November 30, 2003 (Note 8)
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ 1,764	$ -
Office, consulting and travel	17,864	6,462
	19,628	6,462
BALANCE OF COSTS AT BEGINNING OF PERIOD	183,727	75,698
BALANCE OF COSTS AT END OF PERIOD	$ 203,355	$ 82,160

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended May 31, 2004, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	November 30, 2004 Net Book Value	May 31, 2004 Net Book Value (Note8)
Automobile	$ 12,749	$ 3,538	$ 9,211	$ 10,837
Equipment	1,532	291	1,241	1,379
Computer	1,530	756	774	910
	$ 15,811	$ 4,585	$ 11,226	$ 13,126

3. MINERAL PROPERTIES

November 30, 2004	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kofeba concession	$ -	$ -	$ -	$ -
ii. Kenieba Sud concession	12,710	134,127	-	146,837
iii. Kenieba Nord concession	1,800	64,426	-	66,226
iv. Comifa concession	2,529	4,802	-	7,331
	$ 17,039	$ 203,355	$ -	$ 220,394

May 31, 2004	Acquisition Costs	Deferred Exploration and Development Costs (Note 8)	Write-down of Capitalized Costs	Total (Note 8)
i. Kofeba concession	$ 3,502	$ 3,185	$ (6,687)	$ -
ii. Kenieba Sud concession	12,710	126,529	-	139,239
iii. Kenieba Nord concession	1,800	57,198	-	58,998
iv. Comifa concession	-	-	-	-
	$ 18,012	$ 186,912	$ (6,687)	$ 198,237

Comifa concession

The Company was granted a 90 day Autorisation d'Exploration on the Comifa concession, located in western Mali, West Africa.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	November 30, 2004 Number of Shares	November 30, 2004 Amount $	May 31, 2004 Number of Shares	May 31, 2004 Amount $
Balance beginning of period/year	13,594,620	$ 8,931,520	12,260,420	$ 8,544,240
Shares issued for cash	500,000	200,000	1,321,607	383,880
Shares subscription advances	-	-	12,593	3,400
Balance end of period/year	14,094,620	$ 9,131,520	13,594,620	$ 8,931,520

Transactions for the Issue of Share Capital during the period ended November 30, 2004:

The Company issued 500,000 shares for the exercise of warrants at a price of $0.40 per share.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,359,463. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options) or such other price as may be agreed to by the Company and accepted by the TSX.

A summary of the status of the Company's stock options outstanding as of November 30, 2004 and May 31, 2004 and changes during the period/year then ended is as follows:

	November 30, 2004 Shares	November 30, 2004 Weighted Average Exercise Price	May 31, 2004 Shares	May 31, 2004 Weighted Average Exercise Price
Options outstanding, beginning of period/year	1,148,500	$ 0.29	1,047,700	$ 0.23
Granted	-	-	340,000	0.44
Exercised	-	-	(198,200)	(0.23)
Forfeited/cancelled	(30,000)	(0.40)	(41,000)	(0.20)
Options outstanding, end of period/year	1,118,500	$ 0.29	1,148,500	$ 0.29

At November 30, 2004, the Company had outstanding stock options exercisable to acquire 1,118,500 shares as follows:

Shares	Exercise Price	Expiry Date
347,500 ①	$0.20	January 26, 2005
110,000	$0.25	July 13, 2006
221,000 ②	$0.27	June 26, 2007
130,000	$0.20	December 23, 2007
30,000	$0.40	July 24, 2008
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
1,118,500		

① 62,500 stock options subsequently exercised.
② 10,000 stock options subsequently exercised.

4. **SHARE CAPITAL (Con't)**

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	477,500	0.95	$0.20
$0.25	110,000	1.62	$0.25
$0.27	221,000	2.57	$0.27
$0.40	110,000	3.72	$0.40
$0.47	200,000	4.00	$0.47
	1,118,500	2.15	$0.29

WARRANTS

At November 30, 2004, the Company had outstanding share purchase warrants exercisable to acquire 500,000 shares at a price of $0.25 per share expiring on December 20, 2004. All the outstanding share purchase warrants were exercised subsequently.

5. **RELATED PARTY TRANSACTIONS**

During the six months ended November 30, 2004, the Company was involved in the following related party transactions:

a. Management fees totalling $10,500 (2003 - $9,750) were paid to a corporation owned by a Director of the Company.

b. Exploration costs totalling $15,373 (2003 - $-) was incurred with a Director of the Company.

c. Rent, office services and exploration costs totalling $16,689 (2003 - $8,267) were incurred with a corporation related by virtue of common directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. **SEGMENTED INFORMATION**

The Company's activities are in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Mali	Canada	Total
November 30, 2004			
Property, plant and equipment	$ 10,452	$ 774	$ 11,226
Mineral properties, including deferred costs	220,394	-	220,394
	$ 230,846	$ 774	$ 231,620
May 31, 2004 (Note 8)			
Property, plant and equipment	$ 12,216	$ 910	$ 13,126
Mineral properties, including deferred costs	198,237	-	198,237
	$ 210,453	$ 910	$ 211,363

7. **SUPPLEMETAL CASH FLOW INFORMATION**

The Company incurred non-cash financing and investing activities during the period/year ended November 30, 2004 and 2003 as follows:

	2004	2003
Non-cash investing activities:		
Share capital issued for:		
Share subscription advances	$ -	$ 3,400
Non-cash investing activities:		
Deferred exploration and development costs,		
net of amortization	$ (1,764)	$ (153)

8. **PRIOR PERIOD ADJUSTMENT**

As a result of unrecorded item, the amount due from related party was overstated by $6,539, property plant and equipment was understated by $10,837, mineral property including deferred costs was understated by $1,912, and the amount due to related parties was understated by $6,210. The comparative figures have been restated to reflect these changes.

9. **COMPARITIVE FIGURES**

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at January 20, 2004)

Corporate Office & Registered & Records Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Klaus Eckhof, President & Director Mr. Willis W. Osborne, CEO, CFO & Director Mr. Michael F. Bolton, Director Mr. Mamadou Keita, Vice President of Exploration & Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX-V) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 14,667,120 Options: 1,046,000 Fully Diluted 15,713,120 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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